CERTIFICATE OF AMENDMENT
                             THE ARTICLES OF INCORPORATION OF
                                   WEM PETROLEUM INC.

A Special Meeting of shareholders of WEM PETROLEUM INC. (the "Company") was, held on the 25th of October, 1993 at 8 East Broadway, Suite 735, Salt
Lake City, Utah, 84111, at 10:00 a.m. Mountain Standard Time pursuant to notice thereof. On the date of the Meeting there were 46,657,500 common shares issued and outstanding, and there were present or represented by proxy at the Meeting 40,000,000 common shares, all of which voted in favor of adopting a resolution authorizing the Company's Board of Directors to amend the Company's Articles of Incorporation as follows:

Article I - NAME is proposed to be amended as follows:

                                     ARTICLE I

                                      NAME

The name of the corporation is NEW CENTURY RESOURCES CORPORATION.

Article IV - STOCK is proposed to be amended as follows:

                                     ARTICLE IV
                                       STOCK

(a) The Corporation is authorized to issue two classes of shares to be designated respectively "preferred" and "common". The total number of shares which the corporation is authorized to issue is one-Hundred Million (100,000,000) shares. The number of preferred shares authorized is Fifty-Million (50,000,000) shares, and the par value of each such share is $0.001.The number of common shares authorized is Fifty-million (50,000,000) shared, and the par value of each such share is $.001.
(b) The authorized common stock of this corporation may be issued at such time, upon such terms and conditions, and for such consideration as the Board of Directors shall determine.
(c) The preferred shares may be issued in series and from time to time with such designations, preferences, and relative participating, optional, or other rights, qualifications, limitations, or restrictions thereof as shall be stated and expressed in the resolution or resolutions providing for the issue of such class, classes or series adopted by the Board of Directors, pursuant to the authority hereby given as provided by statute. Each class or series may be made subject to redemption as such time and at such price or prices as such resolution or resolutions providing for the issue of such stock shall state and express. The holders of the preferred stock of any class or series shall be entitled to receive dividends at such rates, on such conditions, and at such times, and shall be entitled to such rights upon the dissolution of or upon any distribution of, the assets of the corporation, and the preferred stock of any class or series may be convertible into or exchangeable for shares of any other class, classes, or series of capital stock of the corporation, at such price or prices, or at such rates of exchange, and with such adjustments, and shall be stated and expressed in the resolution or resolutions of the Board of Directors providing for the issuance thereof.

WHEREFORE, the Corporation has hereunto set its hand this 25th day of October, 1993.

WEM  PETROLEUM, INC.


/s/ Justeene Blankenship
Justeene Blankenship, President

/s/ Dannette Uyeda
Dannette Uyeda, Secretary/Treasurer